As filed with the Securities and Exchange Commission on November 28, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE TRUST INDENTURE ACT OF 1939

Grupo Iusacell, S.A. de C.V.
(Name of Applicant)

Montes Urales No. 460, Piso 1
Colonia Lomas de Chapultepec
Delegación Miguel Hidalgo, 11000
México, D.F.
(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount

10% Senior Secured Notes due 2013	Approximately U.S.$175,000,000[1]

Approximate date of proposed public offering: As promptly as practicable after the approval of the applicant’s Plan of Reorganization (as defined herein) and the satisfaction of certain other conditions, which is expected to be on or about December 31, 2006.

Name and address of agent for service:

Daniel Fisher

Law Debenture Corporate Services

767 Third Avenue, 31st Floor

New York, NY 10017

(212) 750-6474

With a copy to:

Richard J. Cooper, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

Grupo Iusacell, S.A. de C.V. (the “Company”) hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such

_________________________

1             The amount of securities that will be issued under the indenture to be qualified may be increased or decreased based on the capitalization of the Restructuring Payment or the payment of any Mexican Rights Offering Amount, in each case as described herein. date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Company.

GENERAL

1.	General Information.

(a)           Form of organization: Corporation (sociedad anónima de capital variable).

(b)           State or other sovereign power under the laws of which organized: United Mexican States.

2.	Securities Act exemption applicable.

The Company believes that the issuance of its 10% Senior Secured Notes due 2013 (the “Notes”) will be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 3(a)(10) of the Securities Act.

From April 18, 2006 to June 1, 2006, the Company solicited consents to exchange any and all of its 14.250% Senior Notes due 2006 (the “Existing Notes”) for the Notes and to amend certain terms and conditions, waive certain existing defaults and rescind the acceleration under the indenture governing the Existing Notes from holders of Existing Notes who had represented in writing to the Company that they were (1) not persons located in the “United States,” other than as dealers or other professional fiduciaries organized, incorporated or (if individuals) resident in the United States holding a discretionary account of a non-“U.S. Person,” as such terms are defined in Regulation S under the Securities Act, or (2) “Qualified Institutional Buyers,” as such term is defined in Rule 144A under the Securities Act. Holders of approximately 89% of the Company’s Existing Notes agreed to tender their Existing Notes in exchange for the Notes to be issued by the Company upon final court approval of the Company’s Plan of Reorganization (as described below). The Company believes the offering of the Notes was exempt from registration under the Securities Act pursuant to Section 4(2) and Regulation S under the Securities Act.

On or about December 31, 2006, the Company proposes to issue U.S.$175,000,000 in aggregate principal amount of the Notes, subject to any increase in such principal amount resulting from any capitalization of the Restructuring Payment or decrease resulting from the payment of any Mexican Rights Offering Amount, in each case as described below, pursuant to a plan of reorganization (a convenio concursal) (the “Plan of Reorganization”) that will be filed with the Seventh District Civil Court of the First Circuit in Mexico City, Mexico (the “Mexican Court”). The Plan of Reorganization will be filed as part of the reorganization proceeding commenced by the Company on June 2, 2006, when it filed a petition with the Mexican Court to commence a concurso mercantil proceeding (the “Concurso Mercantil Proceeding”) under the Mexican Business Reorganization Act (Ley de Concursos Mercantiles).

If the Plan of Reorganization is approved by the Mexican Court, U.S.$350,000,000 in aggregate principal amount of the Company’s outstanding Existing Notes will be cancelled, and the holders of Existing Notes will receive U.S.$500 in principal amount of Notes for each U.S.$1,000 principal amount of Existing Notes previously held. On the date on which the Notes are issued (the “Issue Date”), holders of the Notes will also receive an additional cash payment (the “Restructuring Payment”) equal to the interest that would have accrued on U.S.$500 of Notes from January 1, 2006 to whichever of June 30 or December 31 immediately precedes the Issue Date had such U.S.$500 of Notes been issued on January 1, 2006. The Company may elect to capitalize up to 40% of the Restructuring Payment, in which case the principal amount of Notes

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issued on the Issue Date will be increased, on a U.S. dollar-for- U.S. dollar basis, by the capitalized amount.

In addition, holders of the Notes also may receive, on a pro rated basis, an additional cash payment, the amount of which will depend on the per share price of the shares of common stock of the Company offered by the Company to all of its shareholders in order to increase its outstanding common stock for the purpose of constituting the collateral that will secure the Notes (the “Mexican Rights Offering”) and the exercise by its shareholders of their rights thereunder (the “Mexican Rights Offering Amount” and together with the Restructuring Payment, the “Additional Restructuring Consideration”). Any amount paid to holders of the Notes pursuant to the Mexican Rights Offering will decrease the principal amount of Notes issued on the Issue Date on a U.S. dollar-for- U.S. dollar basis.

The Company believes that the issuance of the Notes will be exempt from registration under the Securities Act pursuant to Section 3(a)(10) of the Securities Act because it is issuing the Notes in exchange for its Existing Notes in an exchange in which the terms and conditions of such issuance and exchange are contained in a Plan of Reorganization that will be approved by the Mexican Court (after a hearing upon the fairness of such terms and conditions at which all recognized creditors of the Company shall have the right to appear).

On June 9, 2006, the Mexican Court accepted the Company’s petition to enter into a concurso mercantil proceeding. On June 15, 2006, the judicial entity responsible for supervising the Concurso Mercantil Proceeding (the Instituto Federal de Especialistas de Concursos Mercantiles) (the “Mexican Institute”) appointed an examiner (visitador) to review the Company’s books and records and make such other inquiries as it deems necessary to verify that the Company is insolvent under the Mexican Business Reorganization Act. After thorough review, the examiner filed its report with the Mexican Court on July 14, 2006. On August 14, 2006, the Mexican Court issued an insolvency declaration (the “Insolvency Declaration”) whereby it directed the Mexican Institute to appoint a conciliator (conciliador) and established that the Company was in general default. The Insolvency Declaration, which also included a provisional list of creditors, was subject to appeal but was not appealed. On September 15, 2006, the Insolvency Declaration was registered with the Public Registry of Property and Commerce (Registro Público de la Propiedad y del Comercio) in Mexico City and on September 4, 2006 and September 5, 2006 an abstract of its contents was published in the Federal Official Gazette (Diario Oficial de la Federación) and in the El Universal, which is a widely circulated newspaper in Mexico City and in Mexico.

Having entered into the conciliation stage, the conciliator (an independent insolvency proceeding official with a fiduciary duty to all creditors, who is charged with facilitating an agreement for a plan of reorganization that considers the interests of all recognized parties) will arrange for the negotiation of the Plan of Reorganization with the Company’s recognized creditors. Recognized creditors comprising 10% or more of all of the Company’s recognized obligations will be entitled to seek the appointment of an intervenor (interventor) to review the findings of the conciliator and ensure that creditor interests are being adequately protected. The conciliator will request such reports as it deems necessary to facilitate the entry into a plan of reorganization between the requisite majority of creditors and the Company, including reports of experts as to the fairness of the transaction to all recognized creditors. Once the conciliator believes that he or she has the support of a majority of the recognized creditors, the conciliator will make the Plan of Reorganization available to recognized creditors for comment for a period of not less than 10 days. In addition, following notice to all recognized creditors, the conciliator will hold a hearing on the fairness of the transaction, at which all recognized creditors may appear and present arguments in support of or in opposition to the proposed Plan of Reorganization. The conciliator

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will then determine, based upon the reports and the arguments presented to it at the fairness hearing, whether the plan is fair, both procedurally and substantively, to all recognized creditors. The conciliator will submit an approved Plan of Reorganization to the Mexican Court along with his or her report including his or her findings as to fairness, at which time the conciliator or the Company will advise the Mexican Court that the Company will rely on the exemption provided by Section 3(a)(10) of the Securities Act and not register the Notes under the Securities Act based on the Mexican Court’s approval of the Plan of Reorganization.

Following the submission of the Plan of Reorganization to the Mexican Court, the Mexican Court will present the Plan of Reorganization for the consideration of the recognized creditors for a period that is not less than five days. During this five-day period, recognized creditors may file objections to the restructuring contemplated by the Plan of Reorganization. A recognized creditor may object in writing by stating that the Plan of Reorganization does not comply with the Mexican Businesses Reorganization Act or is inconsistent with public policy. A recognized creditor may also object as to the authenticity of his or her consent. The Plan of Reorganization will be valid and effective if it is signed by recognized creditors representing more than 50% of the sum of (1) the recognized amount owed to all our unsecured recognized creditors, and (2) the recognized amount owed to all our secured creditors that have executed the Plan of Reorganization. Prior to granting its approval, the Mexican Court will review the Plan of Reorganization to ensure that it meets the formal requirements of the Mexican Business Reorganization Act and will take into consideration the report and supporting documentation submitted by the conciliator. The Mexican Court must determine whether the Plan of Reorganization (1) treats all creditors within the same classes equally and (2) contravenes public policy. The Mexican Court will approve or reject the Plan of Reorganization based on the conciliator’s findings including as to fairness. The Mexican Court’s approval of the Plan of Reorganization is subject to appeal. If the Plan of Reorganization is approved, the Notes will be issued pursuant to such plan.

AFFILIATIONS

3.	Affiliates.

(a)           The principal shareholder of the Company is Móvil Access, S.A. de C.V., a Mexican telecommunications company and a subsidiary of Grupo Móvil Access, S.A. de C.V. MóvilAccess, S.A. de C.V., Grupo Móvil Access, S.A. de C.V., Operadora Unefon S.A. de C.V., a fixed and mobile telephony company, Grupo Elektra S.A. de C.V., an electronic appliance retailer, and TV Azteca, S.A. de C.V., a Mexican television network, are all part of a group of companies that are either controlled or subject to significant influence, directly or indirectly, by Mr. Ricardo B. Salinas Pliego.

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The Company is a holding company for the shares of Grupo Iusacell Celular, S.A. de C.V. and several other subsidiaries. The following table shows the Company’s active direct and indirect subsidiaries, their principal lines of business, their countries of incorporation and the percentages of our ownership interest and voting power as of October 31, 2006:

Subsidiary	Line of Business	Country of Incorporation	% direct and indirect economic interest	% direct and indirect voting interest
Grupo Iusacell Celular, S.A. de C.V.	Operating cellular	Mexico	100.0	100.0
Iusacell PCS, S.A. de C.V.	Regions 1 and 4 PCS	Mexico	100.0	100.0
Iusacell PCS de México, S.A. de C.V.(1)	Regions 2, 3, 5, 6, 7, 8 and 9 PCS	Mexico	100.0	100.0
Iusacell Infraestructura, S.A. de C.V.	Microwave financing	Mexico	100.0	100.0
Iusacell Arrendadora, S.A. de C.V.	Leasing	Mexico	100.0	100.0
Iusacell Infraestructura de México, S.A. de C.V.	Microwave financing	Mexico	100.0	100.0
SOS Telecomunicaciones, S.A. de C.V.(2)	Region 9 cellular	Mexico	100.0	100.0
Comunicaciones Celulares de Occidente, S.A. de C.V.(3)	Region 5 cellular	Mexico	100.0	100.0
Sistemas Telefónicos Portátiles Celulares, S.A. de C.V.(2)	Region 6 cellular	Mexico	100.0	100.0
Telecomunicaciones del Golfo, S.A. de C.V. (2)	Region 7 cellular	Mexico	100.0	100.0
Iusacell, S.A. de C.V.(2)	Sales and marketing	Mexico	100.0	100.0
Sistecel, S.A. de C.V.(2)	Administrative services	Mexico	100.0	100.0
Iusatel, S.A. de C.V.(2)	Long distance and fixed local wireline services	Mexico	100.0	100.0
Iusatel USA, Inc.(4)	Long distance U.S.	United States	100.0	100.0
Iusatelecomunicaciones, S.A. de C.V.(2)	Local wireless	Mexico	100.0	100.0
Punto-a-Punto Iusacell, S.A. de C.V.(2)	Microwave transmission	Mexico	100.0	100.0
Infotelecom, S.A. de C.V.(2)	Paging	Mexico	51.0	51.0
Inmobiliaria Montes Urales 460, S.A. de C.V.(2)	Real estate	Mexico	100.0	100.0
Iusanet, S.A. de C.V.(2)	Services	Mexico	100.0	100.0
Editorial Celular, S.A. de C.V.(2)	Publishing	Mexico	40.0	40.0
Grupo Portatel, S.A. de C.V.(2)	Holding company for Portatel del Sureste, S.A. de C.V.	Mexico	100.0	100.0
Portatel del Sureste, S.A. de C.V.(5)	Region 8 cellular	Mexico	100.0	100.0

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Mexican Cellular Investments, Inc.(2)	Holding company for Comunicaciones Celulares de Occidente, S.A. de C.V.	United States	100.0	100.0

_______________

(1)	Held indirectly through Iusacell PCS, S.A. de C.V.
(2)	Held through Grupo Iusacell Celular, S.A. de C.V.
(3)	Held through Mexican Cellular Investments, Inc.
(4)	Held through Iusatel, S.A. de C.V.
(5)	Held through Grupo Portatel, S.A. de C.V.

(b)	See Item 4 for “Directors and Executive Officers” of the Company as of the date hereof.
(c)	See Item 5 for “Principal Owners of Voting Securities” of the Company as of October 31, 2006.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

(a)           The following table sets forth the names of, and offices held by, all current directors and executive officers (as defined in Sections 305(5) and 406(6) of the Trust Indenture Act of 1939) of the Company. The mailing address of each of the directors and executive officers is c/o Montes Urales No. 460, Piso 1, Colonia Lomas de Chapultepec, Delegación Miguel Hidalgo, 11000, México, D.F., Attention: Fernando José Cabrera García:

Name	Office(s)
Ricardo Benjamín Salinas Pliego	Chairman of the Board of Directors
Pedro Padilla Longoria	Vice Chairman of the Board of Directors
Gustavo Guzmán Sepúlveda	Director
Luis Jorge Echarte Fernández	Director
Joaquín Arrangoiz Orvañanos	Director
Gonzalo Brockmann García	Director
Marcelino Gómez Velasco Sanromán	Director
Manuel Rodríguez de Castro	Director
Gustavo Guzmán Sepúlveda	Chief Executive Officer
José Luis Riera Kinkel	Chief Financial Officer and Investor Relations
Ricardo Benjamín Salinas Pliego	Executive Director
Pedro Padilla Longoria	Executive Director
Eduardo Kuri Romo	Director, Technology and Systems
Alejandra Ibargüengoitia Vázquez Aldana	Director, Corporate Marketing
Franklin Moron Castillo	Director, Distribution Channels
Patricio Medina Moya	Director, Mobile Products
Fernando José Cabrera García	General Counsel and Secretary non-member of the Board

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5.	Principal owners of voting securities.

The principal shareholder of the Company is Móvil Access, S.A. de C.V., a Mexican telecommunications company and a subsidiary of Grupo Móvil Access, S.A. de C.V., each controlled by Mr. Ricardo B. Salinas Pliego. Mr. Salinas Pliego is the Company’s Chairman of the Board and Executive Director. No other shareholder owns more than 10% of the Company’s shares. All shares have the same voting rights. On October 31, 2006, Móvil Access, S.A.’s ownership interest in the Company was as follows:

Name and Complete Mailing Address of Shareholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
MóvilAccess, S.A. de C.V. Montes Urales 430 Colonia Lomas de Chapultepec, 11000, México, D.F.	Common Shares	69,716,552	74.6%

UNDERWRITERS

6.	Underwriters.

(a)           No person has acted as underwriter of any securities of the Company within the past three years.

(b)           No person is acting, or proposed to be acting, as principal underwriter of the Notes.

CAPITAL SECURITIES

7.	Capitalization.

(a) The following table sets forth information with respect to each authorized class of securities of the Company as of October 31, 2006:

(i) Debt Securities:

Title of Class	Amount Authorized	Amount Outstanding
14.250% Senior Notes due 2006	U.S.$350,000,000	U.S.$350,000,000

(ii) Equity Securities:

Title of Class	Amount Authorized	Amount Outstanding
Common Shares	99,618,311(1)	93,424,919

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(1)           The Company’s employee stock purchase plan, approved in 1996 and inactive for nearly three years, was terminated in August 2004. At a shareholders’ meeting held on September 23, 2004, a new stock option plan for company executives was approved, under terms and conditions to be determined by the Board of Directors or a body designated by the Board. On December 26, 2004, a trust was formed to manage the new stock option plan. Pursuant to the terms of the plan, two days later, options to purchase 6,193,392 shares were allocated to 16 executive officers. Grantees under the plan can exercise their options within five years from the date of grant at a strike price of Ps.18.75 per share. As of October 31, 2006, no options had been exercised.

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(b) Voting Rights

The Company’s capital stock is represented by common, ordinary, registered shares with no par value and no series classification. These shares have full voting rights and can be subscribed by Mexican and/or foreign individuals or entities once all legal requirements for foreign investment as to the ownership percentages of the capital stock are met. Each share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of the shareholders.

INDENTURE SECURITIES

8.	Analysis of indenture provisions.

The following is a general description of certain provisions of the indenture related to the Notes (the “Indenture”), a form of which is filed as Exhibit T3C hereto. The description is qualified in its entirety by reference to the Indenture. Unless otherwise noted, capitalized terms used below and not defined herein have the meanings given to such terms in the Indenture.

(A)	Triggering Events and Events of Default

The following events are “Triggering Events” under the Indenture:

(a)	the default in the payment when due of the principal of any Notes, including the failure to make a required payment to purchase the Notes pursuant to an optional redemption or Change of Control Offer;
(b)	the default for 45 days or more in the payment when due of interest (including any related Additional Amounts) on any Notes;
(c)	the failure to perform or comply with covenants limiting (i) the Incurrence of Additional Indebtedness, (ii) Restricted Payments, (iii) Liens and (iv) Mergers, Consolidations, Sales and Conveyances;
(d)	the failure to perform or comply with certain covenants limiting (i) Restricted Sales and (ii) certain equity issuances;
(e)	the Lien created by the Collateral Trust Agreement at any time fails to constitute a valid and perfected Lien on the Collateral, except for any failure that is cured within 30 days of its occurrence;
(f)

the failure to comply with any other covenant or agreement contained in the Indenture, the Collateral Trust Agreement or the Notes for 90 days or more after written notice to the Company from the Trustee;

(g)	certain events of bankruptcy or insolvency with respect to the Company; and
(h)

the failure by the Company to pay one or more final, non-appealable judgments against it, aggregating U.S.$15,000,000 (or its foreign currency equivalent) or more, which are not paid, discharged or stayed for a period of 120 days or more after such judgment or judgments become final and non-appealable.

Upon the occurrence of a Triggering Event with respect to the Notes, a Trigger Notice may be delivered to the Company, the Trustee (if applicable) and the Collateral Trustee:

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(a)	if a Triggering Event specified in (a) or (e) above has occurred and is continuing, by any Holder or the Trustee;
(b)

if a Triggering Event specified in (b) above has occurred and is continuing, by Holders of at least 33.3% in principal amount outstanding of the Notes; provided, however, that if such Triggering Event shall have occurred and be continuing for more than 45 days, then by Holders of at least 25% in principal amount outstanding of the Notes;

(c)

if a Triggering Event specified in (d) above has occurred and is continuing for at least 120 days, by Holders of at least a majority in principal amount outstanding of the Notes; provided, however, that if such Triggering Event shall have occurred and be continuing for more than 60 days, then by Holders of at least 25% in principal amount outstanding of the Notes; or

(d)

if a Triggering Event, other than a Triggering Event specified in (a), (b), (d), (e) or (g) above has occurred and is continuing for at least 120 days, by Holders of at least a majority in principal amount outstanding of the Notes;

provided, in each case, that any Trigger Notice delivered to the Collateral Trustee by the Holders shall be accompanied by a written certificate from the Trustee stating that such Trigger Notice has been delivered pursuant to Section 6.1 of the Indenture.

If a Triggering Event other than a Triggering Event specified in (e) or (g) above has occurred and is continuing, and a Trigger Notice has been validly delivered to the Company and the Foreclosure Period has concluded, then each such Triggering Event shall constitute an Event of Default and the unpaid principal of, and accrued and unpaid interest (including any related Additional Amount) on, all the Notes will become immediately due and payable, without any other declaration or other act on the part of the Trustee or any Holder.

If a Triggering Event specified in (e) above has occurred and is continuing, and a Trigger Notice has been validly delivered to the Company, then an Event of Default shall occur and the unpaid principal of, and accrued and unpaid interest (including any related Additional Amount) on, all the Notes will become immediately due and payable, without any further act on the part of the Trustee or any Holder, and the Trustee and, to the extent expressly provided in the Indenture, any Holder shall be permitted to pursue Enforcement Actions.

If a Triggering Event specified in (g) above has occurred and is continuing, then an Event of Default shall occur (without the need for the delivery of a Trigger Notice) and the unpaid principal of, and accrued and unpaid interest (including any related Additional Amount) on, all the Notes will become immediately due and payable without further act on the part of the Trustee or any Holder, and the Trustee and, to the extent expressly provided in the Indenture, any Holder shall be permitted to pursue Enforcement Actions.

If the Notes are secured by Cash Replacement Collateral, then in all cases, if a Triggering Event has occurred and is continuing, and (except in the case of a Triggering Event specified in (g) above) a Trigger Notice has been validly delivered to the Company, then an Event of Default shall occur and the unpaid principal of, and accrued and unpaid interest (including any related Additional Amount) on, all the Notes will become immediately due and payable, without any further act on the part of the Trustee or any Holder, and the Trustee and, to the extent expressly provided in this Indenture, any Holder shall be permitted to pursue Enforcement Actions.

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Holders of a majority of outstanding Notes may direct the time, method and place of any proceedings for any remedy available to the Trustee, subject to limitations specified in the Indenture.

Each of the Trustee and the Holders shall not exercise or seek to exercise any Enforcement Action, nor shall any of them be entitled to do so, or institute any action or proceeding with respect to any Enforcement Action, unless and until either (i) the Foreclosure Period has been initiated and concluded or (ii) a Triggering Event specified in (e) or (g) above has occurred and is continuing and then, in each case, only to the extent expressly provided for in the Indenture or as required by the TIA; provided, however, there shall be no limitation on the ability of the Trustee and, to the extent expressly provided for in the Indenture, the Holders to pursue any Enforcement Action if Cash Replacement Collateral is substituted for Collateral in accordance with the Indenture.

Subject to a sale of Share Collateral (but not Cash Replacement Collateral) within the Foreclosure Period, a Holder’s sole remedy in respect of the Notes shall be the distribution, as soon as practicable after the expiration of the Foreclosure Period, by the Collateral Trustee of the Share Collateral to the Holders on a pro rata basis in exchange for, and in full payment and satisfaction of all Obligations under the Notes; provided, however, that any delay in the distribution of the Share Collateral to the Holders after the expiration of the Foreclosure Period caused by an action taken by the Company or any of its Affiliates (including the Salinas Group) with the intent to impede or otherwise frustrate such distribution shall result in the Holders being able to assert a claim against the Company to the fullest extent permitted by applicable law for any damages to such Holders resulting from such delay.

No Holder of any Note may pursue any remedy under the Indenture, unless such Holder is otherwise entitled to bring an Enforcement Action at such time, and:

•	Holders of at least 25% in principal amount of the then outstanding Notes make a written request to the Trustee to pursue the remedy;
•	such Holders of the Notes provide to the Trustee satisfactory indemnity;
•	the Trustee does not comply within 60 days; and
•

during such 60 day period the Holders of a majority in principal amount of the outstanding Notes do not give the Trustee a written direction which, in the opinion of the Trustee, is inconsistent with the request.

(B)	Notice of Defaults

If a Default or Event of Default occurs and is continuing and if a Trust Officer has actual knowledge thereof, the Trustee shall mail to each Holder notice of the Default or Event of Default within 90 days after the occurrence thereof. Except in the case of a Default or Event of Default in payment of principal of or interest on any Note (including payments pursuant to the optional redemption or required repurchase provisions of such Note, if any), the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of the Holders.

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(C)	Authentication and Delivery; Use of Proceeds

At any time and from time to time after the execution and delivery of the Indenture, the Company may deliver the Notes executed by the Company to the Trustee for authentication, together with the applicable documents referred to in the Indenture to be dated on or about the date on which the Mexican Court approves the Plan of Reorganization and certain other conditions are satisfied, and the Trustee shall thereafter authenticate and deliver such Notes to or upon the order of the Company (specified in the Company Order referred to in the Indenture) or pursuant to such procedures acceptable to the Trustee as may be specified from time to time by a Company Order.

There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Notes, because the Notes will be issued in exchange for the Existing Notes pursuant to the Plan of Reorganization.

(D)	Release of Property subject to Lien

Collateral may be released from the Liens and security interest created by the Collateral Trust Agreement at any time or from time to time in accordance with the provisions of the Indenture and the Collateral Trust Agreement. Upon the written request of the Company pursuant to an Officers’ Certificate and an Opinion of Counsel delivered to the Trustee certifying that all conditions precedent under the Indenture have been met and the compliance with the applicable provisions of the Collateral Trust Agreement and the Indenture and without the consent of any Holder, the Company and the Trustee will be entitled to releases of assets included in the Collateral from the Liens securing the Notes in connection with the provision of Cash Replacement Collateral or Stock Replacement Collateral pursuant to Section 4.1(a)(i)(2) of the Indenture or pursuant to the Collateral Trust Agreement.

The Trustee shall, at the written request of the Company, deliver a certificate to the Collateral Trustee stating that the Obligations of the Company have been satisfied (including, pursuant to the Collateral Trust Agreement, by means of a pro rata distribution of Share Collateral by the Collateral Trustee to the Holders). In connection with such instruction, the Trustee shall request the Collateral Trustee to execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence the release of all such Liens.

(E)	Satisfaction and Discharge; Covenant Defeasance

Under the terms of the Indenture, the Company may at its option by a resolution of the Board of Directors, at any time, upon the satisfaction of certain conditions described in the Indenture, elect to be discharged from its obligations with respect to outstanding Notes (“defeasance”). In general, upon a defeasance, the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes and to have satisfied all of its obligations under such Notes except for (1) the rights of Holders of such Notes to receive, solely from the trust fund established for such purposes, payments in respect of the principal of, premium, if any, on and interest on such Notes when such payments are due, (2) certain provisions relating to ownership, registration, cancellation and transfer of the Notes, (3) certain provisions relating to the mutilation, destruction, loss or theft of the Notes, (4) the covenant relating to the maintenance of an office or agency in the City of New York and (5) certain provisions relating to the rights, powers, trusts, duties and immunities of the Trustee.

In addition, the Company may at its option by Board Resolution, at any time, upon the satisfaction of certain conditions described below, elect to be released from certain covenants described in the Indenture (“covenant defeasance”). Following such covenant defeasance, the occurrence of a breach or violation of any such covenant will not be deemed to be a Triggering Event, a Default or an Event of Default under the Indenture.

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The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all Notes when:

(a)	either:

(i) all the Notes that have been executed, authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(ii) all Notes not previously cancelled have become due and payable, and the Company has deposited with the Trustee Dollars or U.S. Government Obligations sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of and interest on the Notes to the date of deposit, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment;

(b)

the Company has paid all other sums payable under the Indenture and the Notes by the Company, or the Collateral Trustee has distributed, on a pro rata basis, Share Collateral to the Holders pursuant to the Collateral Trust Agreement; and

(c)

the Company has delivered to the Trustee an Officers’ Certificate stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of this Indenture have been complied with.

(F)	Evidence of Compliance with Covenants.
(a)

The Company shall deliver to the Trustee as soon as available, but in any event within 120 days after the end of each fiscal year of the Company, an Officers’ Certificate stating whether, to the best of such Officers’ knowledge, anything came to his or her attention to cause him or her to believe that there existed on the date of such statements a Triggering Event, Default or Event of Default, and if so, specifying the nature and period of existence thereof and what action the Company is taking or proposes to take with respect thereto.

(b)

Upon becoming aware of any Triggering Event, Default or Event of Default, the Company shall deliver to the Trustee written notice in the form of an Officers’ Certificate specifying such Triggering Event, Default or Event of Default and what action the Company is taking or proposes to take.

(c)

Upon any request or application by the Company to the Trustee to take any action under the Indenture, the Company may be required to furnish to the Trustee an Officers’ Certificate or an Opinion of Counsel.

(d)	The Company is required to deliver all certificates and opinions under Section 314 of the TIA relating to collateral and releases thereof.
9.	Other obligors.

Not applicable.

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Contents of application for qualification.

This application for qualification comprises:

(a)	Pages numbered one to fourteen, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of Law Debenture Trust Company of New York, as Trustee under the Indenture to be qualified.

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

(i)	Exhibit T3A. – The information required under Exhibit T3A is contained in the bylaws of the Company attached hereto as Exhibit T3B;
(ii)	Exhibit T3B. – A translation of the bylaws of the Company;
(iii)	Exhibit T3C. - A copy of the form of Indenture;
(iv)	Exhibit T3D. – The Mexican Court’s resolution approving the terms and conditions described in item 2;[1]
(v)	Exhibit T3E. – Not applicable;[2] and
(vi)

Exhibit T3F. - Cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C).

_________________________

1           To be provided by amendment to Form T-3 once the Mexican Court issues the resolution approving the Plan of Reorganization.

2           To be provided by amendment to Form T-3.

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SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Grupo Iusacell, S.A. de C.V., a sociedad anónima de capital variable (corporation) organized and existing under the laws of Mexico, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in Mexico City, Mexico, on the 28th day of November, 2006.

Grupo Iusacell, S.A. de C.V.

By: /s/ Jose Luis Riera Kinkel

Jose Luis Riera Kinkel

Chief Financial Officer

By: /s/ Fernando José Cabrera García

Fernando José Cabrera García

General Counsel and Attorney-In-Fact

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